424(b)(3)
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AXA Equitable Life Insurance Company

SUPPLEMENT DATED FEBRUARY 4, 2005 TO THE MAY 1, 2004 PROSPECTUSES AND STATEMENTS OF ADDITIONAL INFORMATION ("SAI") FOR:


EQUI-VEST(R) (SERIES 100 AND 300)
EQUI-VEST(R) TSA ADVANTAGE(SM)
EQUI-VEST(R) EXPRESS(SM)
EQUI-VEST(R) VANTAGE(SM)
EQUI-VEST(R)
EQUI-VEST(R) EMPLOYER-SPONSORED RETIREMENT PROGRAMS
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This Supplement replaces the Supplement dated December 31, 2004 with respect to the above-referenced Prospectuses and SAIs.

This Supplement modifies certain information contained in the above-referenced Prospectuses and SAIs, as supplemented to date (together, the "Prospectuses"). You should read this Supplement in conjunction with the Prospectuses and retain it for future reference. Unless otherwise indicated, all other information included in the Prospectuses remains unchanged. The terms and section headings we use in this supplement have the same meaning as in the Prospectuses.

On January 3, 2005, the following changes became effective:

      1. In "Telephone operated program support ("TOPS") and EQAccess systems" under "Who is Equitable Life," please note the following change:

           The first paragraph following the bullets is deleted and replaced with the following:

           "TOPS and EQAccess are normally available seven days a week, 24 hours a day. You may use TOPS by calling toll free 1(800) 755-7777. If you are a client of AXA Advisors, you may use EQAccess by visiting our web site at http://www.axaonline.com and clicking on EQAccess. All other clients may access EQAccess by visiting our other web site at http://www.axa-equitable.com. Of course, for reasons beyond our control, these services may sometimes be unavailable."

      2.A. In "Distribution of the contracts" under "More Information," the first four paragraphs are deleted in their entirety and replaced with the following:

           "The contracts are distributed by both AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors"). Both AXA Advisors and AXA Distributors serve as principal underwriters of Separate Account A. The offering of the contracts is intended to be continuous.

           AXA Advisors, an affiliate of AXA Equitable, and AXA Distributors, an indirect wholly owned subsidiary of AXA Equitable, are registered with the SEC as broker dealers and are members of the National Association of Securities Dealers, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. Both broker dealers also act as distributors for other AXA Equitable annuity products.

           The contracts are sold by financial professionals of AXA Advisors and its affiliates and by financial professionals of our affiliate, MONY Securities Corporation ("MSC"), a retail broker-dealer that has a selling agreement with AXA Distributors.

           We pay broker-dealer sales compensation to AXA Advisors. We also pay broker-dealer sales compensation to AXA Distributors which, in turn, pays MSC. In general, broker-dealers receiving sales compensation will pay a portion of it to individual financial representatives as commissions related to the sales of the contracts.

           Compensation paid to AXA Advisors for individual qualified and non-qualified EQUI-VEST(R) contracts generally will not exceed 8.5% of the total contributions made under the contracts for first and subsequent years. AXA Advisors, in turn, may pay its financial professionals either a portion of the contribution-based compensation or a reduced portion of the contribution-based compensation in combination with ongoing annual compensation ("asset-based compensation") up to 0.30% of the account value of the contract sold based on the financial professional's choice. Contribution-based compensation, when combined with asset-based compensation, could exceed 8.5% of the total contributions made under the contracts. Compensation paid for qualified periodic premium contracts under EQUI-VEST(R) employer sponsored programs generally will not exceed 16.0% of first year contributions and 6.0% of contributions made in subsequent years. AXA Advisors, in turn, will pay the financial professional a portion of the contribution-based compensation.


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888-1373 (2/05)                                                    134725 (2/05)
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           Sales compensation paid to AXA Distributors generally will not exceed
           6.50% of total contributions for all EQUI-VEST(R) contracts, except the rate paid for periodic contributions made to certain TSA and EDC* contracts (up to a limit) under the EQUI-VEST(R) employer sponsored programs contracts generally will not exceed 12.00% of first year contributions and 2.80% of contributions made in subsequent years.
           AXA Distributors, in turn, will pay selling broker-dealers either the contribution-based compensation, or a reduced portion of the contribution-based compensation in combination with asset-based compensation of up to 0.60% of the account value of all or a portion of the contracts sold through the selling broker-dealer. Contribution-based compensation, when combined with asset-based compensation, could exceed 6.50% of the total contributions made under the contracts.

           AXA Distributors may also receive compensation and reimbursement for its marketing services under the terms of its distribution agreement with AXA Equitable, as well as payments from portfolio advisers for sales meetings and/or seminar sponsorships.

           AXA Equitable and/or AXA Advisors and/or AXA Distributors may use their respective past profits or other resources to pay brokers and other financial intermediaries for certain expenses they incur in providing services intended to promote the sales of our products and/or shares in the underlying Trusts. These services may include sales personnel training, prospectus review, marketing and related services as well as support services that benefit contract owners.

           * except for governmental EDC contracts issued in New York State."

        B. In the same section, the first sentence of the fifth paragraph is deleted in its entirety and replaced by the following:

           "Similarly, in an effort to promote the sale of our products, AXA Advisors (and AXA Distributors, with respect to our affiliate, MSC) may provide its financial professionals and managerial personnel with a higher percentage of sales commissions and/or compensation for the sale of an affiliated variable product than it would the sale of another product."

        C. In the same section, in the third sentence of the sixth paragraph, the following is added immediately after "AXA Advisors:"

           "and MSC"








                      AXA EQUITABLE LIFE INSURANCE COMPANY
                          1290 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10104
                                 (212) 554-1234

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